

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

December 3, 2009

By Facsimile and U.S. Mail

Mr. Louis Fox
Chief Financial Officer
Power Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re: Power Save Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2008**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 13, 2009**
> **Form 10-Q/A1 for the Quarterly Period Ended June 30, 2009**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 0-30215**

Dear Mr. Fox:

We have reviewed your supplemental response letter dated November 10, 2009, as well as your filings and have the following comments. As noted in our comment letter dated September 16, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. We note your response to prior comment one. We reissue our comment and ask you to revisit the closing of our letter dated September 16, 2009, and

acknowledge in writing the three bullet points listing on the last page of that letter.

Disclosure Controls and Procedures

2. We note your response to prior comment two. We reissue our comment and ask that you explain how you were reasonably able to conclude your disclosure controls and procedures and internal controls over financial reporting were effective in light of the amendments to your December 31, 2008 Form 10-K and June 30, 2009 Form 10-Q.

Form 10-Q for the Quarterly period ended September 30, 2009

Liquidity and Capital Resources, page 14

3. We note that your disclosures did not comply with comments one and two of our letter dated September 16, 2009. Note that the comments are applicable to all of your filings. As such, as previously requested, you should discuss any material changes in your financial condition, analyze the underlying reasons for changes in your cash flows and expand your disclosures to better explain the variability in your cash flows. Please confirm to us that you will comply with these comments in all future filings. Refer to Item 303(b) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,
/s/Andrew Mew
Andrew Mew
Accounting Branch Chief